Filed by Superior Energy Services, Inc.

Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-6(j) of the Securities Exchange Act of 1934, as amended

Subject Company: Complete Production Services, Inc.

Registration File No: 333-177679

This filing relates to the proposed transactions pursuant to the terms of the Agreement and Plan of Merger, dated October 9, 2011 by and among Superior Energy Services, Inc. (“Superior”), Complete Production Services, Inc. (“Complete”) and SPN Fairway Acquisition, Inc. The following is a memorandum that was sent to Superior employees.

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December 22 2011

Dear Superior Employees,

It is quite rewarding to reflect on the recent accomplishments of our organization. During the past year, we have maintained a strong balance sheet and continued to grow our business. Thus far in 2011 we have had three very successful quarters, attributable to ongoing strength in activity levels in the U.S. land markets, consistent execution of our international growth strategy, the steady increase in Gulf of Mexico activity, and the dedication and hard work of each and every employee.

Perhaps the most exciting day of 2011 was the announcement of our intended merger with Complete Production Services, Inc. Based on the latest feedback from government regulators, we hope to close the merger as soon as the end of January 2012 and, as promised, we will keep you informed of any new developments. Your support and continued dedication to our company during this time has been invaluable.

We have maintained positive momentum, and I believe we are well positioned to make 2012 another strong year of achievement. As part of the Superior culture, we are all committed to our jobs and our customers, and I am proud to be a part of such an impressive organization.

I want to personally thank each and every one of you for all your efforts. As always, if you would like to contact me directly with any questions or concerns, you can reach me at 281-999-0047 or dave.dunlap@superiorenergy.com.

I wish you a very happy, healthy and safe holiday season.

Sincerely,

Dave Dunlap

For more information about the Superior and Complete merger or to ask a question, please visit

www.superiortomorrow.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Superior and Complete filed with the SEC on November 3, 2011 a registration statement on Form S-4 (File No. 333-177679), as amended on a Form S-4/A (Amendment No. 1) filed with the SEC on December 6, 2011. The registration statement includes a preliminary joint proxy statement/prospectus of Superior and Complete. Superior and Complete also plan to file with the SEC other relevant documents in connection with the proposed merger. The registration statement has not been declared effective by the SEC and the definitive proxy statement/prospectus is not currently available. Superior and Complete will each deliver their definitive proxy statement/prospectus to their stockholders when it is available. THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION REGARDING SUPEIORIOR, COMPLETE AND THE PROPOSED ACQUISITION. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents filed by Superior and Complete with the SEC at the SEC’s web site at www.sec.gov. The preliminary proxy statement/prospectus and such other documents (relating to Superior) may also be obtained for free from us by accessing our website at www.superiorenergy.com. The preliminary proxy statement/prospectus and such other documents (relating to Complete) may also be obtained for free from Complete by accessing Complete’s website at www.completeproduction.com.

Participants in the Solicitation

Superior, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Superior’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition is available in Superior’s joint proxy statement/prospectus filed with the SEC by Superior on November 3, 2011, as amended by Amendment No. 1 thereto dated December 6, 2011, and additional information regarding such persons is included in our proxy statement filed with the SEC on April 15, 2011.

Complete, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Complete’s stockholders in connection with the acquisition. Information regarding such persons and a description of their interests in the acquisition is available in its joint proxy statement/prospectus filed with the SEC by Superior on November 3, 2011, as amended by Amendment No. 1 thereto dated December 6, 2011, and additional information regarding such persons is included in Complete’s proxy statement filed with the SEC on April 18, 2011.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This notice is being issued pursuant to and in accordance with Rule 135(c) under the Securities Act.